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RE BRAZEN



W. Shawn Carbonell, MD, PhD · 2nd

Cofounder & CEO at Brazen Bio
Talks about #biotech, #science, #medicine, #startups, and #biotechnology
Los Angeles County, California, United States · Contact info

802 followers · 500+ connections

 2 mutual connections: Jake Suggs and 1 other

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Brazen Bio

University of Virginia School of Medicine

Activity
802 followers

 **Applications rolling in! Apply now to work with Brent M. Witgen, PhD, myself...**
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 **I met Brazen Bio's lead investor through TikTok!??!!** 🐘
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 **Fun chat with Robert Fenton on Qualio's "From Lab to Launch" Podcast. Thank y...**
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 **Want to launch a biotech startup this summer in Los Angeles? APPLY NO...**
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 **What an honor to work with Lisa Haile at three organizations over the past decad...**
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21 Reactions • 3 Comments

 **Fun interview I did with "that Medic Podcast" back in December 2020 th...**
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About

My goal has always been to maximize impact on human health. 2020 brought a realization: why launch just one biotech company? Why not launch HUNDREDS? 🚀

... see more

Experience

 **Cofounder & CEO**
Brazen Bio · Full-time
Mar 2021 – Present · 5 mos
Los Angeles, California, United States

We help biotech founders advance human health.

 **Cofounder & President**
Cure Glioblastoma
Aug 2019 – Present · 2 yrs
Venice, California

Building awareness and solutions for brain cancer.

 **Founder, Chief Scientific Officer & CEO**
OncoSynergy
May 2011 – Aug 2019 · 8 yrs 4 mos
Greater New York City Area

OncoSynergy is a privately-held, venture-funded, clinical-stage company spun out of UCSF and JLABS @SSF.

The first-in-class drug I invented, OS2966, is FDA Orphan Drug designated and IND-cle ...see more

 First in human clinical trial of OS2966...

 OncoSynergy Announces FDA Acceptance of IND...

 **Postdoctoral Scholar, Department of Neurological Surgery**
UCSF
May 2010 – May 2012 · 2 yrs 1 mo

Studied the role of CD29 in driving therapy resistance in glioblastoma, @Brain Tumor Research Center (BTRC)



University of Oxford
4 yrs 4 mos

Nicholas Kurti Junior Fellow in Science
Sep 2007 – Sep 2010 · 3 yrs 1 mo
Brasenose College

Demonstrated the key role of CD29 in the establishment and progression of brain metastases.


My 2009 article featured in Nature Reviews...

Senior Postdoctoral Fellow
Jun 2006 – Apr 2009 · 2 yrs 11 mos

Senior Postdoctoral Researcher supported by Cancer Research UK. Established and was a lead investigator of the brain metastasis research program in the Department of Radiation Oncology and Biology at the University of Oxford, UK. ...see more

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Education



University of Virginia School of Medicine
MD, Medicine
1999 – 2006



University of Virginia
PhD, Neuroscience
2001 – 2005



University of Washington
BS, Psychology
1992 – 1998

Show 1 more education ⌄

Neuroscience · 28

 Endorsed by **Brent M. Witgen, PhD**, who is highly skilled at this    Endorsed by **2 of W. Shawn's colleagues** at University of California, San Francisco

Cancer · 22

 Endorsed by **2 of W. Shawn's colleagues** at University of California, San Francisco

Cell Biology · 20

 Endorsed by **Bernhard Maier and 1 other** who is highly skilled at this

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Recommendations

Received (0)   **Given (1)**



Ashley M Gragg (She, Her, Ms.)
Sr. Manager - Management Consultant
October 17, 2011, W. Shawn worked with Ashley M in different groups

Ashley was a pleasant colleague to interact with on a daily basis at UCSF. She is a hardworking and detail-oriented individual who often stayed late in order to deliver on her multiple projects.

Accomplishments

1 **Publication**
The Vascular Basement Membrane as "Soil" in Brain Metastasis